UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Item 8.01	Other Events.

Amendment to Compensation Arrangement

Effective on August 12, 2020, we entered into further employment agreement amendment (the “Further Amendment”) to the employment agreement between Michael Paul Rivera (the “Employee”) and EMV Automotive USA (“EMV Automotive”) a wholly-owned subsidiary of Electrameccanica Vehicles Corp. (“EMV”, and together with EMV Automotive, the “Company”), dated as of May 17, 2019, as amended by way of letter agreements on each of July 2, 2019 and February 26, 2020 (collectively, the “Employment Agreement”). Any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Employment Agreement. Pursuant to the terms of the Further Amendment, the Employee and the Company agreed as follows:

1.	Section 4.1 of the Employment Agreement is hereby amended by substituting the new amount “US370,000” for the old amount “US300,000” which takes effect on July 16, 2020 going forward under the Employment Agreement;

2.	Section 4.3 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“Equity Awards.

It is hereby acknowledged and agreed that on June 24, 2019 the Employee was granted by the Company, as was originally contemplated, and in accordance with the terms of the Company’s then 2015 Stock Option Plan (the “2015 Plan”), an initial incentive stock option (an “Option”) to purchase up to an aggregate of up to 700,000 common shares of the Company (each, an “Option Share”), on a fully vested basis, at an exercise price of US$2.62 per Option Share and for an exercise period ending on June 25, 2022.

It is hereby also acknowledged and agreed that on December 6, 2019 the Employee was granted by the Company a further Option under its then 2015 Plan (the “Additional Option”) to purchase an aggregate of up to an additional 2,300,000 Option Shares, at an exercise price of US$1.91 per Option Share and for an exercise period ending on December 6, 2022; and that it was always intended, and is hereby acknowledged and agreed, that the Additional Option would vest as to one-third (that being as to 766,666 of the Option Shares) on December 6, 2019 with the balance (that being as to 1,533,334 Option Shares) vesting in equal monthly instalments commencing on the date of grant and ending on the final date of the current term of the Employment Agreement (the “Vesting Term”; that being monthly from December 6, 2019 until August 12, 2022 presently).

It is hereby further acknowledged and agreed that, in accordance with the provisions of the Company’s new 2020 Stock Incentive Plan (the “Stock Incentive Plan”), dated for reference May 29, 2020, as ratified by the Company’s shareholders on July 9, 2020 and replacing the 2015 Plan, and in conjunction with the authority granted the Plan Administrator under the Stock Incentive Plan, the prior Restriction placed on the Additional Option under the Last Amendment to the Employment Agreement is hereby removed; such that the Employee is no longer restricted as to how many vested Option Shares may be acquired under the Additional Option when exercisable during or after the Vesting Term.

In addition, and in furtherance of the form of Option and Additional Option award agreements provided to the Employee under the 2015 Plan and the new Stock Incentive Plan, it is hereby acknowledged and agreed that each of the Option and the Additional Option may terminate under certain circumstances and in the following manner (and any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Stock Incentive Plan):

(a)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of termination or removal by the Company for Cause or by the Employee without Good Reason, the Option and the Additional Option will terminate on the effective date of the Employee ceasing to be a director, officer, employee, or consultant, as the case may be, for that reason;

(b)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of death or Disability, then the entire Option and Additional Option shall immediately vest as to any portion of the Option and Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee’s personal representative will have the right to exercise any unexercised portion of the then fully vested portion of the Option and the Additional Option, in whole or in part, at any time until the earlier of (a) the Expiry Date and (b) the date that is two years year after the effective date of the Employee ceasing to be a director, officer, employee, or consultant by reason of death or Disability; and

(c)	if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee, or consultant for any reason other than as set out in subparagraphs (a) or (b) above, then the entire Option and Additional Option shall immediately vest as to any portion of the Option and Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee will have the right to exercise any unexercised portion of the then fully vested portion of the Option and the Additional Option, in whole or in part, any anytime until the earlier of (a) the Expiry Date and (b) the date that is two years after the effective date of the Employee ceasing to be a director, officer, employee, or consultant for that other reason.”.

The foregoing description of the Further Amendment does not purport to be complete and is qualified in its entirety by the Further Amendment which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

The information in Item 8.01 of this Report of Foreign Private Issuer on Form 6-K (and the applicable exhibit) is incorporated by reference into: (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the prospectus supplement thereto filed on July 14, 2020; and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit	Description
99.1	Further Employment Agreement Amendment between the Company and Michael Paul Rivera, dated August 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2020.	ELECTRAMECCANICA VEHICLES CORP.

	By:	/s/ Bal Bhullar
Name: Bal Bhullar
Title: Chief Financial Officer and Director